SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV ANNOUNCED THAT IT WILL DELAY

THE FILING OF ITS 2006 20-F

São Paulo, June 29th, 2007 - Companhia de Bebidas das Américas - AmBev announced that it will delay the filing of its 2006 annual report on Form 20-F until after the June 30, 2007 deadline. During the process of preparing the reconciliation of AmBev’s financial statements in Brazilian GAAP to U.S. GAAP for 2006, AmBev noted certain errors with a net effect on net income which resulted in an overstatement of net income of R$139.2 million (on previously reported net income of R$2,850.2 million) in 2005 and an understatement of R$80.7 million (on previously reported net income of R$1,392.0million) in 2004. AmBev is currently preparing a restatement of its U.S. GAAP reconciliation and the condensed U.S. GAAP financial statements for the fiscal years ended December 31, 2005 and 2004, which are disclosed in Note 23 of the primary financial statements for 2005. As a result of these adjustments, the U.S. GAAP net income for 2005 will decrease by 4.9% and our U.S. GAAP net income for 2004 will increase by 5.8%.

"This restatement relates solely to our U.S. GAAP reconciliation and will have no effect on the presentation of our primary financial statements prepared in Brazilian GAAP. We anticipate being able to file our Form 20-F for 2006 within the permitted 15 calendar day extension period." said Graham Staley, CFO.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
+55 11 2122-1415	+55 11 2122-1414

ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations